CARDLYTICS, INC.

675 Ponce de Leon Avenue NE, Suite 6000

Atlanta, Georgia 30308

February 6, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Ms. Katherine Wray
Mr. Bernard Nolan
Ms. Kathleen Collins
Ms. Melissa Kindelan

RE:	Cardlytics, Inc.
Registration Statement on Form S-1
File No. 333-222531

Ladies and Gentlemen:

Cardlytics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, February 8, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

[Signature Page Follows]

Very truly yours, CARDLYTICS, INC.

By:	/s/ Scott D. Grimes
Name:	Scott D. Grimes
Title:	Chief Executive Officer

cc:	David T. Evans, Cardlytics, Inc.
Lynne M. Laube, Cardlytics, Inc.
Kirk L. Somers, Cardlytics, Inc.
Nicole Brookshire, Cooley LLP
Richard Segal, Cooley LLP
Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

[Company Signature Page to Acceleration Request]